UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           ProBusiness Services, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    742674104
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  742674104              13G                          Page 2 of 8 pages
           ---------

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1        Name of Reporting Person                 General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,449,466
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,449,466

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,449,446

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

CUSIP NO.  742674104              13G                          Page 3 of 8 pages
           ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners 39, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,449,466
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,449,466

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,449,446

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  742674104              13G                          Page 4 of 8 pages
           ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,449,466
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,449,466
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,449,446

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  742674104              13G                          Page 5 of 8 pages
           ---------

Item 1.

       (a)        Name of Issuer

                  ProBusiness Services, Inc.

       (b)        Address of Issuer's Principal Executive Offices

                  4125 Hopyard Road
                  Pleasanton, California  94588

Item 2.

       (a)        Names of Persons Filing

                  General Atlantic Partners, LLC ("GAP")
                  General Atlantic Partners 39, L.P. ("GAP 39") and GAP Coinvestment Partners, L.P. ("GAPCO" and, together with GAP and GAP 39, the "Reporting
                  Persons")

       (b)        Address of Principal Business Office

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT 06830

       (c)        Citizenship

                  GAP - Delaware
                  GAP 39 -Delaware
                  GAPCO - New York

       (d)        Title of Class Securities

                  Common Stock, par value $.001 per share (the "Shares")

       (e)        CUSIP Number

                  742674104

CUSIP NO.  742674104              13G                          Page 6 of 8 pages
           ---------

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4. As of December 31, 1997, GAP, GAP 39 and GAPCO each owned of record no Shares, 1,234,006 Shares, and 215,460 Shares, respectively, or 0%, 11.5%, and 2%, respectively, of the issued and outstanding Shares. The general partner of GAP 39 is GAP. The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). David C. Hodgson is a director of ProBusiness Services, Inc. The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 1997, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,449,466 Shares or 13.5% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,449,466 Shares that may be deemed to be owned beneficially by each of them.


Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

CUSIP NO.  742674104              13G                          Page 7 of 8 pages
           ---------

Item 8.           Identification and Classification of Members of the Group

                  See Item 4.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  742674104              13G                          Page 8 of 8 pages
           ---------

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 1998.

                           GENERAL ATLANTIC PARTNERS, LLC

                           By: /s/ Nancy E. Cooper
                              --------------------------------------------------
                                   Nancy E. Cooper,
                                   a Managing Member

                           GENERAL ATLANTIC PARTNERS 39, L.P.

                           By:     GENERAL ATLANTIC PARTNERS, LLC
                                   its General Partner

                           By: /s/ Nancy E. Cooper
                              --------------------------------------------------
                                   Nancy E. Cooper,
                                   a Managing Member

                           GAP COINVESTMENT PARTNERS, L.P.

                           By: /s/ Nancy E. Cooper
                              --------------------------------------------------
                                   Nancy E. Cooper,
                                   General Partner